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                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           REPORT OF FOREIGN ISSUER

                   PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

                               A.C.L.N. LIMITED
                             (Name of Registrant)

                               REYNDERSSTRAAT 30
                             2000 ANTWERP, BELGIUM
                   (Address of Principal Executive Offices)

INDICATE BY CHECK MARK WHETHER THE REGISTRAT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F

                     FORM 20--F __X____   FORM 40-F _____


INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     YES _____            NO ___X___


IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b): NOT APPLICABLE.

     Annexed hereto are (i) copies of the unaudited Condensed Consolidated Financial Statements of A.C.L.N. Limited, a Cyprus corporation (the "Company"), as of September 30, 2000 and for the three and nine month period ended September 30, 2000 and September 30, 1999 presented in accordance with accounting principles generally accepted in the United States and (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods.
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     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               A.C.L.N. LIMITED

DATE:  January 31, 2001        BY: /S/ Charles L. Brock
                               ------------------------
                               NAME:  Charles L. Brock
                               TITLE: Director


                     INDEX TO EXHIBITS

     Exhibit
     -------

     99.A Unaudited Condensed Consolidated Financial Statements of A.C.L.N. Limited and subsidiary for the three and nine month periods ended September 30, 2000 and September 30, 1999 presented in accordance with accounting principles generally accepted in the United States

     99.B Management's Discussion and Analysis of Financial Condition and Results of Operations